BRAMBLES

02 JUL 19 AM 10:21

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

11 July 2002

02042721

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully,

S Walters

Sandra Walters
Assistant Company Secretary

dlw 7/22

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	9,225,004
Held in client portfolios	76,165,209

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see list appended

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

11 July 2002

12) Total holding following this notification

85,390,213

13) Total percentage holding of issued class following this notification

11.80%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters - 020 7659 6039

Date of Notification - 11 July 2002

Held as Principal	
Deutsche Bank AG London	7,974,869
Morgan Grenfell & Co. Limited	1,250,135
	9,225,004

Held in Client Portfolios	
Morgan Nominees	22,039,046
Morgan Nominees Account CHY	181,220
Morgan Nominees Account CSL	60,000
Morgan Nominees Account DGR	194,127
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	57,804
Morgan Nominees Account SAM	38,954
Morgan Nominees Account SL	364,958
Bank of New York Nominees	853,204
Bank of New York Nominees A/C VC	45,264
Bank of New York Nominees A/C 588251	72,685
Bank of Tokyo London	5,340
British Overseas Bank Account 7020	80,110
BT Globenet Nominees	1,086,326
Channel Nominees	230,535
Chase Nominees	11,193,465
Chase Nominees Account 14186	168,698
Clydesdale Bank Custodian Nominees	330,881
Deutsche Asset Management (Japan) Ltd	199,490
Deutsche Asset Management Frankfurt	4,061,297
Deutsche Asset Management Spain	314,200
Deutsche Bank Alex Brown	1,415,719
Deutsche Bank International Limited	1,314,044
DWS Investment GmbH	65,000
HSBC Global Custody Nominees (UK) Ltd	1,683,118
HSBC Global Custody Nominees (UK) Ltd, A/c 767137	71,417
Lloyds Bank Nominees	373,300
Lothian Regional Council	539,460
Mirglip Nominees	133,310

National Provincial	182,215
Nortrust Nominees	6,453,071
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	13,213
RBSTB Nominees	3,942,511
RBSTB Nominees A/C RTLDN	150,000
Scudder Investment Management	13,528,846
State Street Nominees	2,068,732
State Street Nominees SD12	883,266
Sutrin Nominees	37,810
Tokyo Trust	216,180
Vidacos Nominees	818,022
To be Advised	66,450
	76,165,209